Exhibit 99.1

Autohome Inc. to Hold Annual General Meeting on June 23, 2022

BEIJING, May 31, 2022—Autohome Inc. (NYSE: ATHM; HKEX: 2518) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced that it will hold its annual general meeting of shareholders (the “AGM”) at 18th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, The People’s Republic of China on June 23, 2022 at 3 p.m. (local time).

The board of directors of the Company has fixed the close of business on May 27, 2022 (Hong Kong time) and the close of business on May 27, 2022 (New York time) as the respective record dates for determining the shareholders and holders of the Company’s American depositary shares entitled to receive notice of and attend the AGM or any adjournment or postponement thereof. No proposal will be submitted for shareholder approval at the AGM.

The notice of the AGM is available on the Company’s website at http://ir.autohome.com.cn.

The Company has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2021, with the U.S. Securities and Exchange Commission. The Form 20-F can be accessed on the Company’s website at http://ir.autohome.com.cn/, as well as on the SEC’s website at http://www.sec.gov.

The Company has also published its annual report for Hong Kong purposes pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“HKEX”), which can be accessed on the Company’s investor relations website at http://ir.autohome.com.cn/, as well as the HKEX’s website at http://www.hkexnews.hk.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM; HKEX: 2518) is the leading online destination for automobile consumers in China. Its mission is to engage, educate and inform consumers about everything auto. Autohome provides original generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Investor Relations

Tel: +86-10-5985-7483

E-mail: ir@autohome.com.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: autohome@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: autohome@tpg-ir.com

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